Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Carolyn Augur
Assistant Vice President
and Senior Counsel
Phone: 860-466-1111
Carolyn.Augur@LFG.com

VIA Email & EDGAR

November 30, 2023

Alberto Zapata
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, NE
Washington, DC 20549

Re:            The Lincoln National Life Insurance Company
Lincoln National Variable Annuity Account H
File No. 333-170695
Post-Effective Amendments No. 49 and 51

Dear Mr. Zapata:

This letter provides our response to comments received by telephone on November 28, 2023, regarding the above-referenced filing. The attached blacklined supplement reflects the changes we have made to address your comments.

1.	Introductory Paragraph: Delete the following sentence: This supplement is for informational purposes and requires no action on your part.
Response: The sentence has been deleted.

2.	Overview:
a.	Provide more explanation as to what the current fees are and what the new rate will be, a general summary of why the increase is being implemented.
b.
This structure of the second sentence of this paragraph is confusing. Items a and b refer to a point in time, while item c is a conditional statement. The items are not in parallel. Please tighten up the language.

c.	Please clarify which universe of contract holders will be impacted by the fee increase. Do any dates apply to purchases of the 4LATER® Advantage (Managed Risk) rider?
Response:
a.	Additional clarification has been added. Fees are increased, generally, to offset additional costs to provide the guarantees.
b.	The sentence has been restructured.
c.	Clarification has been added that the fee increase applies to all 4LATER® Advantage (Managed Risk) riders.

3.	Please provide clarification, in the front of the section headings, as to whether the sections replace those in the prospectus.
Response: Additional clarification has been added.
4.
Fee Tables: Please clarify if the footnotes contained in this supplement will replace the footnotes in the underlying prospectus. For example, does footnote ** replace footnote 10 in the underlying prospectus?

Response: Clarification has been added that the footnotes in the supplement replace the footnotes in the prospectus.
5.	Appendix
a.	Please clarify which appendix is being referenced.
b.	Please clarify if the footnote contained in this supplement will replace the footnote in the underlying prospectus.
c.	Please clarify which universe of contract holders will be impacted by the fee increase.
Response:
a.	We have added clarification as to which appendix is referenced.
b.	Clarification has been added that the footnotes in the supplement replace the footnotes in the prospectus.
c.	Clarification has been added that the fee increase applies to all 4LATER® Advantage (Managed Risk) riders.

6.
The paragraph following the final fee chart includes information on how the contract holder can opt out of a fee increase. Please move these opt out instructions to the Overview section of the supplement.

Response: These instructions have been repeated earlier in the supplement.
7.	Initial Summary Prospectus (ISP): Please confirm that the information contained in the supplement does not impact the ISP.
Response: The information in the supplement does not apply to new purchases of the contract, so the ISP is not impacted.
Pursuant to Rule 461, we intend to file a request for an accelerated effective date of December 14, 2023, for Post-Effective Amendment No. 51.

We sincerely appreciate your attention to this filing, and your review and comments. Please call me at 860-466-1111 with any questions or additional comments.

Sincerely,
Carolyn Augur

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
Lincoln National Variable Annuity Account H

American Legacy® Signature

Prospectus Supplement dated December 14, 2023 to the Prospectus dated May 1, 2023

This supplement to the prospectus for your individual variable annuity contract discusses an increase to the fee rate for certain riders offered under your contract. All other provisions in your prospectus remain unchanged.

OVERVIEW

For Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) riders elected prior to May 21, 2018, and for all 4LATER® Advantage (Managed Risk) riders, the current initial annual charge will be increased from 1.05% to 1.25% (single life option) and from 1.25% to 1.50% (joint life option). . The fee increase will be effective beginning February 20, 2024, and will only be applicable if: (a) the Protected Income Base increases as a result of an Enhancement after the tenth Benefit Year anniversary; or (b) upon the earlier of (1) the next Account Value Step-up of the Protected income Base or (2) the next Benefit Year anniversary if cumulative Purchase Payments received after the first Benefit Year anniversary equal or exceed $100,000 .

•	Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) riders elected prior to May 21, 2018;
•	4LATER® Advantage (Managed Risk).
You may be able to opt out of the event that causes the fee increase by contacting us in writing or by telephone. See the discussion at the end of this supplement.

DESCRIPTION OF CHANGES

The following discussion describes changes that are incorporated into the specified sections of your prospectus.

Fee Tables – Annual Contract Expenses. The entries for Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) riders elected prior to May 21, 2018 and 4LATER® Advantage (Managed Risk), along with the accompanying footnotes, are deleted and replaced with the following entries and footnotes:

	Single Life	Joint Life
Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) riders elected prior to May 21, 2018*
Guaranteed Maximum Annual Charge ………………………………	2.00%	2.00%
Current Initial Annual Charge………………………………………….	1.25%	1.50%
4LATER® Advantage (Managed Risk)**
Guaranteed Maximum Annual Charge ………………………………	2.00%	2.00%
Current Initial Annual Charge………………………………………….	1.25%	1.50%
*As an annualized percentage of the Protected Income Base, as increased for subsequent Purchase Payments, Account Value Step-ups and Enhancements, and decreased by Excess Withdrawals. This fee is deducted from the Contract Value proportionately on a quarterly basis. This same fee applies when transitioning to the appropriate version of i4LIFE® Advantage Guaranteed Income Benefit.
**As an annualized percentage of the Protected Income Base, as increased for subsequent Purchase Payments, Account Value Step-ups and Enhancements, and decreased by withdrawals. This fee is deducted from the Contract Value proportionately on a quarterly basis. This same fee applies when transitioning to the appropriate version of i4LIFE® Advantage Guaranteed Income Benefit.

Appendix D – Charges and Deductions for Discontinued Living Benefit Riders. Beginning February 20, 2024, the current initial annual charge for all 4LATER® Advantage (Managed Risk) riders will be increased upon an event described above. As such, the entry for 4LATER® Advantage (Managed Risk) on the fee table, along with the accompanying footnote, are deleted and replaced with the following entry and footnote:

	Current annual fee rate		Guaranteed Maximum Annual Fee Rate
	Single Life	Joint Life	Single Life	Joint Life
4LATER® Advantage (Managed Risk)*	1.25%	1.50%	2.00%	2.00%
*Beginning February 20, 2024, the current annual fee rate for the 4LATER® Advantage (Managed Risk) rider increased from 1.05% to 1.25% (single life option); 1.25% to 1.50% (joint life option) if (a) the Protected Income Base increases as a result of an Enhancement after the tenth Benefit Year anniversary; or (b) the earlier of (1) the next Account Value Step-up of the Protected income Base or (2) the next Benefit Year anniversary if cumulative Purchase Payments received after the first Benefit Year anniversary equal or exceed $100,000.

If your fee rate is increased, you may opt out of the event that causes the increase by giving us notice within 30 days after the Benefit Year anniversary if you do not want your rate to change. If you opt out, the value of any benefits received will return to the value they were immediately prior to the fee increase, adjusted for additional Purchase Payments or Excess Withdrawals (or all withdrawals under 4LATER® Advantage (Managed Risk). This opt-out will only apply for this particular fee increase and is not available if additional Purchase Payments would cause your fee to increase. You will need to notify us each time the fee rate increases if you want to opt out of subsequent events. To opt out, you may contact us in writing or by telephone (if you have proper authorization for telephone transactions in place). See Charges and Other Deductions – Protected Lifetime Income Fee for complete details about Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk). See the Charges, Fees and Deductions for Discontinued Living Benefit Riders section in an appendix to your prospectus for complete details about 4LATER® Advantage (Managed Risk).

Please note that your contract may not offer every rider discussed in this supplement. This fee increase does not apply to any contracts sold in the state of New York. Complete details about these riders may be found in the prospectus.

Please keep this supplement for future reference.